EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Six Months Ended
	June 30,
	2007	2006

EARNINGS
Pre-tax income	$6,056	$2,974
Fixed charges	6,328	8,289
Total	$12,384	$11,263

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$5,659	$7,646
Interest portion of rental expenses	669	643
Total fixed charges	$6,328	$8,289

Ratio of earnings to fixed charges	2.0 x	1.4 x